EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine
	Months
	Ending	Fiscal Years
	June 27,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations
before income taxes and minority interest	$(122)	$154	$410	$(268)	$441	$456
Add: Fixed charges	270	272	278	325	277	315
Add: Amortization of capitalized interest	3	4	3	3	2	2
Less: Capitalized interest	(2)	(3)	(2)	(8)	(6)	(3)
Total adjusted earnings	149	427	689	52	714	770

Fixed Charges:
Interest	209	212	228	263	226	269
Capitalized interest	2	3	2	8	6	3
Amortization of debt discount expense	16	3	4	5	6	6
Rentals at computed interest factor (1)	43	54	44	49	39	37
Total fixed charges	$270	$272	$278	$325	$277	$315

Ratio of Earnings to Fixed Charges	-	1.57	2.48	-	2.58	2.44

Insufficient Coverage	$121	$ -	$ -	$273	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.